Exhibit 99.(d)(5)

Amendment

The Investment Advisory Agreement by and between Sentinel Group Funds, Inc. and Sentinel Asset Management, Inc. (as successor to Sentinel Advisors Company) dated March 1, 1993, as amended and restated as of April 4, 2008 (the “Agreement”), is hereby amended as of December 17, 2010 by deleting and replacing Paragraph 3 “Compensation of Advisor” with the following:

“3.           Compensation of Advisors

As compensation in full for services rendered under this Agreement, Funds will pay to Advisor a monthly fee determined as follows:

Fund	Fee
Balanced

0.55% per annum on the first $200 million of its average daily net assets; 0.50% per annum on the next $200 million of such assets; 0.45% per annum on the next $600 million of such assets; 0.40% per annum on the next $1 billion of such assets; and 0.35% per annum on such assets over $2 billion

Capital Growth Common Stock International Equity Mid Cap Small Company Sustainable Core Opportunities Sustainable Emerging Companies

0.70% per annum on the first $500 million of each Fund’s average daily net assets; 0.65% per annum on the next $300 million of such assets; 0.60% per annum on the next $200 million of such assets; 0.50% per annum on the next $1 billion of such assets; and 0.40% of such assets over $2 billion

Georgia Municipal Bond	0.45% per annum on the first $1 billion of the Fund’s average daily net assets; 0.40% per annum on the next $1 billion of such assets; and 0.35% on such assets in excess of $ 2 billion

Government Securities(1) Short Maturity Government(1)

0.55% per annum on the first $200 million of the Funds’ average daily net assets; 0.50% per annum on the next $200 million of such assets; 0.45% per annum on the next $600 million of such assets; 0.40% per annum on the next $1 billion of such assets; and 0.35% on such assets in excess of $ 2 billion

Growth Leaders

0.90% per annum on the first $500 million of the Fund’s average daily net assets; 0.85% per annum on the next $300 million of such assets; 0.80% per annum on the next $200 million of such assets; 0.70% per annum on the next $1 billion of such assets; and 0.60% of such assets over $2 billion

Mid Cap Value

0.75% per annum on the first $500 million of the Fund’s average daily net assets; 0.65% per annum on the next $300 million of such assets; 0.60% per annum on the next $200 million of such assets; 0.50% per annum on the next $1 billion of such assets; and 0.40% of such assets over $2 billion

Fund	Fee
Total Return Bond

0.55% per annum on the first $200 million of the Fund’s average daily net assets; 0.50% per annum on the next $200 million of such assets; 0.45% per annum on the next $600 million of such assets; 0.40% per annum on the next $1 billion of such assets; and 0.35% on such assets in excess of $ 2 billion

(1)When determining the breakpoint for the advisory fee for the Government Securities Fund, its assets are aggregated with the Short Maturity Government Fund.   In determining the breakpoint for the advisory fee for the Short Maturity Government Fund, its assets are aggregated with the Government Securities Fund.

The amounts payable to Advisor shall be based upon the value of the net assets as of the close of business each day.  Such amounts shall be paid monthly.”

The parties have executed this Amendment to the Agreement effective as of the date first set forth above.

SENTINEL GROUP FUNDS, INC.	SENTINEL ASSET MANAGEMENT, INC.

/s/ Christian W. Thwaites	/s/ Christian W. Thwaites
Christian W. Thwaites	Christian W. Thwaites
President & Chief Executive Officer	President & Chief Executive Officer